MAIL STOP 3561

June 12, 2008

By U.S. mail and facsimile

Ms. Margaret Feeney
Chief Financial Officer
Cache, Inc.
1440 Broadway, 5th Floor
New York, NY 10018

> **Re:** **Cache, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed March 13, 2008**
> **File No. 000-10345**

Dear Ms. Feeney,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief
Office of Beverages, Apparel
and Health Care Services